Tidal Trust II N-14

Exhibit 99.(12)(a)

October   , 2026

Tidal Trust I on behalf of its series, Sound Equity Dividend Income ETF

Tidal Trust II on behalf of its series, Hilton Dividend & Yield Equity ETF

Re:	Reorganization of a series of a Delaware statutory trust into a series of another Delaware statutory trust

Ladies and Gentlemen:

You have asked for our opinion as to certain U.S. federal income tax consequences of the transaction described below.

Parties to the Transaction

Sound Equity Dividend Income ETF, a series of Tidal Trust I, a Delaware statutory trust, is herein referred to as the “Acquired Fund.”

Hilton Dividend & Yield Equity ETF, a series of Tidal Trust II, also a Delaware statutory trust, is herein referred to as the “Acquiring Fund.”

Description of Proposed Transaction

In the proposed transaction, (i) the Acquired Fund will transfer all of its assets to the Acquiring Fund in exchange solely for (a) the Acquiring Fund’s assumption of all of the Acquired Fund’s liabilities, and (b) shares of the Acquiring Fund of equal value to the net assets of the Acquired Fund being acquired, and (ii) the Acquired Fund will then distribute the shares of the Acquiring Fund, pro rata, to shareholders of the Acquired Fund, in exchange for their shares of the Acquired Fund in complete liquidation and termination of the Acquired Fund, all upon the terms and conditions set forth in the Reorganization Agreement identified in the next paragraph (such transaction, the “Reorganization”). We are delivering this opinion to you pursuant to Paragraph 8.4 of the Reorganization Agreement. Capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to them in the Reorganization Agreement.

Tidal Trust I on behalf of its series, Sound Equity Dividend Income ETF

Tidal Trust II on behalf of its series, Hilton Dividend & Yield Equity ETF

October   , 2026

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Agreement and Plan of Reorganization dated October [2], 2026 among Tidal Trust II with respect to the Acquiring Fund, Tidal Trust I on behalf of the Acquired Fund, and solely for the purposes of Section 9.1 of the Agreement, Hilton Capital Management LLC, the investment sub-adviser and sponsor to the Acquiring Fund (the “Reorganization Agreement”) which is enclosed as Exhibit A in a Combined Information Statement/Prospectus dated [    ], 2026, as amended, which describes the proposed transaction, and on the information provided in such Information Statement/Prospectus. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the Reorganization will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Acquired Fund and the Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions

We have acted as counsel to the Acquiring Fund in connection with the Reorganization. Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:

(a)       the Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b)       no gain or loss will be recognized by the Acquired Fund upon the transfer of all of the Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, or upon the distribution of Acquiring Fund Shares to the Acquired Fund shareholders in exchange for their shares of the Acquired Fund in complete liquidation of the Acquired Fund pursuant to the Reorganization;

(c)       no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund;

(d)       no gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of their share of the Acquired Fund for the Acquiring Fund Shares in the Reorganization (including fractional shares to which they may be entitled);

(e)       the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder (including fractional shares to which such Acquired Fund shareholder may be entitled) pursuant to the Reorganization will be equal to the aggregate tax basis of the shares of the Acquired Fund held by such Acquired Fund shareholder immediately prior to the Reorganization;

Tidal Trust I on behalf of its series, Sound Equity Dividend Income ETF

Tidal Trust II on behalf of its series, Hilton Dividend & Yield Equity ETF

October   , 2026

(f)       the holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder (including fractional shares to which such Acquired Fund shareholder may be entitled) will include the period during which the shares of the Acquired Fund surrendered in exchange therefor were held by such Acquired Fund shareholder, provided that the shares of the Acquired Fund were held as a capital asset on the Closing Date;

(g)      the tax basis of each Asset acquired by the Acquiring Fund will be the same as the tax basis of such Asset immediately prior to the transfer thereof;

(h)      the holding period of each Asset received by the Acquiring Fund will include the period during which that Asset was held by the Acquired Fund immediately prior to the Reorganization.

(i)       the Reorganization will not result in the termination of the Acquired Fund’s taxable year; and

(j)       the Acquiring Fund will succeed to and take into account the items of the Acquired Fund, if any, described under Code Section 381(c), subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the U.S. Treasury Regulations thereunder, if applicable.

No opinion will be expressed as to (1) the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any shareholder of the Acquired Fund with respect to any (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local, or foreign tax issues of any kind.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 8.4 of the Reorganization Agreement. We hereby consent to the use of this opinion as an exhibit to the registration statement on Form N-14 of Tidal Trust II as filed with the Securities and Exchange Commission on [ ]. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP